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November 4, 2024

Aisha Adegbuyi, Esq.

Eric Envall, Esq.

Staff Attorneys

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Magnolia Bancorp, Inc. Registration Statement on Form S-1 Filed August 27, 2024 File No. 333-281796

Dear Ms. Adegbuyi and Mr. Envall:

Please find enclosed for filing on behalf of Magnolia Bancorp, Inc. (the “Company”) a complete copy of Pre-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Company. The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the two oral comments received from the staff on October 30, 2024 (the “Comment Letter”). For ease of reference, the staff’s comments have been repeated here in bold with the applicable response immediately following each comment. All references to page numbers in the responses are to the clean version of the Form S-1.

1.	Please revise the cover page to state the expected trading symbol for the common stock. If the symbol is not yet available, please advise.

Unlike the Nasdaq, the OTC Capital Markets does not assign a trading symbol until shortly prior to commencement of trading and does not permit us to reserve a desired trading symbol in advance. As a result, no trading symbol is currently available and no revision has been made to the cover page.

We added disclosure under “Market for the Common Stock” on page 47 to disclose that the trading symbol will not be determined until shortly before completion of the conversion. The Company expects to issue a press release prior to commencement of trading that will set forth the trading symbol.

2.	Please expand the risk about recent losses to also state that there was a loss in the third quarter.

The requested disclosure has been added in the first risk factor on page 14.

Please note that an updated appraisal report has been prepared in accordance with the requirements of the Office of the Comptroller of the Currency (the “OCC”) and has been filed as an exhibit. The data in the appraisal report was updated, including with respect to the peer group. While there were some slight changes in the ratios, the offering range did not change.

The OCC had one minor comment on Amendment No. 2, and we expect both the OCC and the Federal Reserve Board to approve the conversion and holding company applications, respectively, on or before November 8. As previously noted, our goal is to have the Form S-1 declared effective on Friday, November 8, 2024.

We appreciate the staff’s timely review of Amendment No. 2. We look forward to being able to submit a request for acceleration of the effective date following your review of the enclosed Amendment.

If you have any questions on the Amendment or if I can be of assistance in any way, please give me a call at 202-295-4516.

As always, the staff’s cooperation is greatly appreciated.

Sincerely, /s/ Gerald F. Heupel, Jr. Gerald F. Heupel, Jr., Esq.

cc:	Michael L. Hurley, President and CEO Eric M. Marion, Esq.